Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s Registry (CNPJ/MF) No.

76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

EXCERPT OF ITEM (1) OF THE MINUTE OF THE 240th BOARD OF DIRECTORS MEETING HELD

ON DECEMBER 10, 2019

As Secretary of the Meeting of the Board of Directors, I hereby CERTIFY that the item (1) “Bridge Loan” of the Minute of the 240th Meeting of the Board of Directors of Oi S.A. – In Judicial Reorganization held on December 10, at 6:00 p.m, by audioconference;

“Regarding item (1) of the Agenda, after analyzing and discussing the funding alternatives, subject to the terms of the Judicial Reorganization Plan, and in view of the information submitted regarding Oi Móvel  financing proposal with Farallon Latin America Investimentos Ltda. and/or any investment vehicles managed and/or managed and/or controlled by it and/or its affiliates (“Farallon”), the members of the Company's Board of Directors decided to authorize the Board of Executive Officers, given the current scenario and considering the alternatives as disposed in the Judicial Reorganization Plan and already presented and discussed, to continue the negotiations for the contracting a loan not subject to bankruptcy rules (extraconcursal), of the Debtor in Possession Financing (DIP Financing) variety, by Oi Móveis S.A.- in Judicial Reorganization (“Oi Móvel”), together with Farallon (the “Loan”).  The main characteristics of the Loan are: (i) Amount: minimum amount of US$ 400,000,000.00 (four hundred million US dollars) up to the limit of R$ 2,500,000,000.00 (two billion five hundred thousand reais); (ii) Joint Debtors: Oi S.A. – in Judicial Reorganization (“Company” or “Oi”) and Telemar Norte Leste S.A. –in Judicial Reorganization (“Telemar”); (iii) Remuneration: exchange rate variation plus interest of (a) 12.66% (twelve point sixty-sixpercent) per year, in US dollars, up to the 12th month of the Loan; and (b) 13.61% (thirteen point sixty-one percent) per year, in US dollars, from the 13th month to the due date, in both cases “a” and “b” , interest will be capitalized monthly; (iv) Commitment Fee: 1.00% (one percent) of US$ 400,000,000.00 (four hundred million US dollars), within 45 (forty-five) days from the signing of the Term Sheet, and if disbursement occurs, the amount due as a commitment fee shall be 1.00% (one percent) of the value of the Loan and may be financed under the definitive documents related to the Loan; (v) Exit Fee: rate equivalent to 2% (two percent) on the amounts subject to any prepayments occurring in the first 12 (twelve) months of the Loan, except for prepayments related to non-compliance with the Divestment Schedule, in the amount of one hundred million reais (R$ 100,000,000.00) per month; and (vi) Guarantees: (a) fiduciary assignment of revenues corresponding to the fixed and aggregate amount of two hundred million reais (R$ 200,000,000.00) per month of the present and future credit rights held by Oi Móveis SA - in Judicial Reorganization(“Oi Móveis ”), of Oi and Telemar, , which are not encumbered by the National Bank for Economic and Social Development - BNDES (“BNDES”), arising from the use of telecommunications services by customers of Oi Móvel, Oi and by Telemar (“Telephone Service”), in accordance with a the mechanism to be detailed in the definitive documents of the Loan; (b) Fiduciary assignment of 100% (one hundred per cent) of any receivables (including, but not limited to, dividends and interest on equity, as well as proceeds from the disposal of shares), arising from shares belonging to the Oi Group and PT Ventures SGPS SA (“PT Ventures”), preserving, in the event of a waiver, the payment of the amounts provided for in item 2.1.1 b (d) of the Private Instrument of Transaction and Other Covenants, executed on January 8, 2019 among Oi, Telemar and Pharol, SGPS SA and Bratel S.À.RL, up to the limit of EUR 40,000,000.00 (forty million euros), provided, however, that such guarantee will be automatically terminated if the rights and shares of PT Ventures shares held by the Oi Group are sold, within 60 days from the date of signature of the definitive documents, for a minimum amount of R$ 3,500,000,000.00 (three billion five hundred million reais); (c) pledge of 100% (one hundred per cent) of the shares belonging to the Oi Group and issued by PT Ventures, as well as any funds received as a result of the ownership of its shares (e.g. interest on equity and dividends), and such guarantee shall be granted to Farallon and duly perfected (including the obtainment all necessary permits) by April 30, 2020, under penalty of early repayment of the Loan. For purposes of clarification, in the event of the sale of rights and shares of PT Ventures held by the Oi Group, within 60 days from the date of signature of the definitive documents, for the minimum amount of R$ 3,500,000,000.00 (three billion and five hundred million reais), the guarantee hereinin item “c” will not be granted to Farallon (d) best efforts to operationalize, make viable and obtain all the corporate, contractual, regulatory and any other approvals required for the fiduciary assignment of the Centralizing Accounts 1 (including the funds deposited therein), as set forth in the Assignment and Unified Revenue Binding and Other Covenants Agreement entered into among BNDES - National Bank for Economic and Social Development, Telemar, Oi Móvel and Oi on September 20, 2013, as amended from time to time, and all rights inherent to the BNDES will be preserved, as a pledge creditor and related to the movement of such bank accounts.  will be agreed in the Definitive Documents, noting that, in the event of the foreclosure of the fiduciary assignment of the Telephone Services receivables, the amount that may be retained by Farallon will be limited to a total of R$ 200,000,000.00 (two hundred million reais) per month, according to the procedures to be detailed in the Definitive Documents (e) fiduciary assignment of Linked Accounts 2, Centralizing Accounts 2 and other accounts, if any, in which funds from the credit rights assigned under paragraph (a) above are deposited, including funds deposited therein, limited to R$ 200,000,000,00 (two hundred million reais) per month. Withholding events will be agreed upon in the Definitive Documents, noting that, in the event of a foreclosure of the fiduciary assignment of the Telephone Services receivables, the amount that may be retained by Farallon will be limited to a total of R$ 200,000,000.00 (two hundred million reais) per month, according to the procedures to be detailed in the Definitive Documents; (f) personal guarantee, jointly and severally, without any benefit of privilege, from Oi and Telemar; (g) pledge in the first and only degree on the rights arising from the terms of the authorization to use the radio frequencies owned by Oi Móvel, which are used to provide mobile telephone services. ”

All members of the Board of Directors were present at the meeting and affixed their signatures: Mr. Eleazar de Carvalho Filho (Chairman of the Board), Mr. Marcos Grodetzky (Vice-Chairman), Mr. José Mauro M. Carneiro da Cunha, Mr. Marcos Bastos Rocha, Ms. Maria Helena dos Santos F. Santana, Mr. Roger Solé Rafols, Mr. Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Jr. and Mr. Wallim C. de Vasconcellos Junior (upon delegation of vote to Eleazar de Carvalho Filho).

Rio de Janeiro December 10, 2019.

Luciene Sherique Antaki

Secretary